February 10, 2009

Ms. Angela Crane

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mosys, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 000-32929

Dear Ms. Crane:

MoSys, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated January 14, 2009 (the “Letter”) regarding the above referenced documents.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 50

Note 1: The Company and Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 56

Royalty, page 58

1.              Please refer to our prior comment 1.  We note that in 2006 you recognized $2.6 million from prepaid royalties consisting of several intellectual property arrangements.  With regard to the pre-production prepaid royalties please address the following:

•                  We note that you recognized revenue upon execution of license agreements.  Please tell us the term of the license agreement as stated in the agreement and confirm to us that you recognized revenue upon delivery which does not occur for revenue recognition purposes until the license term begins.  Please refer to SAB Topic 13.A.3.d.

The breakdown of the $2.6 million in prepaid royalties by agreement is as follows:

License Agreement A - $1.0 million in pre-production prepaid royalties

License Agreement B - $152,000 in post-production prepaid royalties

License Agreement C - $300,000 in post-production prepaid royalties

License Agreement D - $500,000 in post-production prepaid royalties

License Agreements E, F, G - $650,000 in pre-production prepaid royalties that were not recognized up-front

Under License Agreement A, we recognized $1.0 million of prepaid pre-production royalties as license revenue upon execution of that technology license agreement with a single licensee. The license grant set forth in License Agreement A stated:

“Subject to the payment of the License Fees and the terms and conditions herein MoSys hereby grants to Licensee and Subsidiaries a worldwide, non-exclusive non-transferable (whether by assignment, sublicense or otherwise), revocable and royalty-bearing license under MoSys Intellectual Property Rights to create Design Instances for use by themselves or by customers in the design of Licensed Integrated Circuits and to make, have made, and Sell Licensed Integrated Circuits incorporating such Design Instances (the “MoSys License”).”

The license term set forth in License Agreement A stated:

“The term of this Agreement with regard to each Template Schedule attached to this Agreement shall commence as of the effective date of such Template Schedule [July 24, 2006] and will remain in force and effect for a period of seven (7) years with respect to the Template that is the subject of such Template Schedule, unless earlier terminated as provided for herein.  This Agreement will automatically renew at the end of each such seven (7) year term for consecutive one (1) year renewal periods.”

We recognized the entire $1.0 million upon signing in accordance with SAB Topic 13.A.3.d because that is when the term commenced and the specified MoSys license was the only delivery we were required to make under the agreement.

•                  Please tell us if you have any continuing involvement under the agreement, including, but not limited to, research and development activities, maintenance of any information used by the licensee during the license term, agreements to sell products, etc.  Please refer to SAB Topic 13.A.3.f.

As stated above, under License Agreement A we had no continuing involvement or substantive obligations subsequent to the execution of the agreement.  We determined the fees paid up-front by the licensee for the license grant and royalty prepayment under this agreement had standalone value to the licensee because it allowed the licensee, as of the effective date of the agreement to legally commence the development of products incorporating our technology without violating our intellectual property.  The licensee is a major integrated device manufacturer that has significant internal development resources who were qualified to work with our technology with no assistance from our engineering resources.

In determining revenue recognition in our license arrangements that included up-front fees, we considered  SAB Topic 13.A.3.f., which addresses scenarios in which registrants collect an up-front fee and have continuing involvement with the customers that paid them such up-front fees. Specifically, the guidance under SAB Topic 13.A.3.f, footnote 36 states:

“The staff believes that the vendor activities associated with the up-front fee, even if considered a deliverable to be evaluated under EITF Issue 00-21, will rarely provide value to the customer on a standalone basis.”

Our only obligation to the customer was set forth in the following paragraph from License Agreement A:

“Technical Meetings: During the period from the effective date of the Template Schedule Number 3 until the date of first delivery of commercial samples of the Licensed Integrated Circuit by Licensee to its customer, qualified engineers from MoSys and Licensee may, upon Licensee’s request, hold a technical meeting at such time and place as to be mutually agreed to discuss issues concerning 1T-SRAM Technology and macro design using 1T-SRAM Technology for 65nm.”

We considered the technical meeting to fall under the definition of “inconsequential and perfunctory,” as contemplated in SAB Topic 13.A.3.c.  It was deemed that such a meeting, if held, would have no related cost to the Company.  To date, the licensee has not requested such a technical meeting.  We believed the failure to have a requested technical meeting would not result in the licensee receiving a refund or rejecting the license grant, so we considered this obligation to be  inconsequential and perfunctory and did not account for it as a deliverable under the agreement.

•                  Tell us if the licensee is obligated to pay you any additional fees during the license term or if it is anticipated that the licensee will purchase any additional products under the license agreement.

License Agreement A was a technology license agreement, not a product purchase agreement. The licensee’s only additional fee obligation is to pay royalties based on its sale of products incorporating the licensed technology, once the prepaid royalties have been exhausted.

2.              With regard to your post-production prepaid royalties, please respond to the following:

•                  If the prepaid royalties fees were, in fact, prepaid and relate to future royalty obligations please clarify why you believe it is appropriate to recognize the revenue prior to the culmination of the earnings process.  Cite the specific GAAP guidance that supports your accounting.

Under License Agreement B, we received and recognized as revenue a $152,000 payment from the licensee for a royalty buyout arrangement.  Under License Agreement C, we received and recognized as revenue a $300,000 payment from the licensee for a royalty buyout arrangement. We recognized the prepaid royalties as revenue upon the signing of each agreement, which we deemed to be the culmination of the earnings processes because we did not have continuing involvement with the licensee, and we had no future obligations to the licensee. The prepaid royalty fee was non-cancelable and non-refundable and payable within the Company’s standard payment terms, so there was no contingency related to collection.

Under License Agreement D, we recognized $500,000 of prepaid royalty revenue from a single licensee upon signing the agreement. A portion of the prepaid royalties, approximately $134,000, was payment for royalties owed to us for shipments that had occurred in the six months prior to the execution of the license agreement, which therefore was not a prepaid royalty but an amount owed for past due royalties.

We note the guidance set forth in SAB Topic 13A.3.f., which states:

“Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.”

We also note Statement of Financial Accounting Concepts No. 5, which states:

“Revenues are not recognized until earned.  Revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”

We also considered the following factors set forth in SAB Topic 13 to determine whether a separate earnings event had occurred:

•                  Whether the registrant will incur future costs under the agreement; and

•                  Whether the registrant’s customers will make subsequent periodic payments for future products or services.

We evaluated these specific factors for each of the three license agreements and determined the following:

•                  We were not obligated to incur nor did we incur future costs to satisfy the prepaid royalty obligations set forth in the agreement; and

•                  The licensee was not obligated to purchase or pay for future products or services from us. At the time of execution, each agreement granted perpetual licenses to manufacture products that incorporated the then-existing licensed technology.

As with License Agreement A above, each of these three license agreements had standalone value to the licensee as of the date of execution of the agreement because the licensee received the right to use our technology in manufacturing its products, which was the consideration that we provided for the payment of the specified amount, in addition to royalties on product shipments by the licensee in excess of the prepayment.  The prepayment was non-refundable irrespective of the licensee’s production, however.

•                  With regards to the $450,000 up-front payment, please tell us if you have had or will have any continuing involvement with the licensee and, if so, how your revenue recognition is consistent with SAB Topic 13.A.3.f.

As described in the preceding response, we received and recognized as revenue a total payment of $452,000 for royalty buyout arrangements under License Agreements B and C.

The specific language from License Agreement B is set forth below.

“Licensee shall pay to MoSys, without additional or further obligation from MoSys, the non-refundable, non cancelable amount of $152,000 in part payment of royalty, payable within forty-five days of the Effective Date of this Letter Agreement.”

The specific language from License Agreement C is set forth below.

“4.2 (d) Royalty Buy-out. … Licensee shall buy-out all future royalties for the IC with a $300,000 lump sum payment to MoSys due net thirty days from the Amendment Effective Date. Subject to such two payments, no future royalties for the Project Schedule 001 IC shall be due MoSys. For the avoidance of doubt, Section 4.2 (Royalties) of the Agreement shall have no further force and effect with respect to Project Schedule 001.”

We considered SAB Topic 13.A.3.f., which provides guidance for recognition of non-refundable up-front fees.  We noted that in the examples provided in SAB Topic 13.A.3.f., the registrants had additional performance obligations to their customers (i.e., maintaining a website that customers can access, providing telecommunications services, etc.).  We had no additional performance obligations to our licensees under License Agreements B and C and viewed these up-front royalty buyout payments as the culminations of separate earnings processes. The royalty buyouts represented discrete earnings events, as we had already completed our obligations to our licensees, and the royalty buyout amounts were non-refundable, regardless of whether the licensees ever shipped any additional products containing the licensed technology. We had no continuing involvement with the licensee under either agreement with respect to these payments.

•                  With regards to the $500,000 up-front payment, it appears from your response that you have an ongoing obligation to develop and obtain silicon qualification.  In light of this obligation, please specifically tell us how you determined it was appropriate to recognize the revenue up-front based on the guidance of SAB Topic 13.A.3.f., noting footnote 36.

As noted above, we received this payment under License Agreement D.  We determined that the $500,000 up-front payment for royalties and underlying license had value to the licensee because without it, the licensee would not be able to continue manufacturing integrated circuits for its customers that incorporated the licensed technology.  The agreement was signed in October 2006 (revenue was recognized in the fourth quarter of 2006), but the effective date of the license grant was retroactive to April 2006, as the licensee had already commenced the design and manufacture of products incorporating the licensed technology. The licensee is a major semiconductor foundry that licenses technology from third parties for use in its manufacturing process. The licensee prepaid $500,000 of royalties to apply against product shipments that had commenced in April 2006. As noted above, approximately $134,000 of the $500,000 in prepaid royalties related to product shipments between April 2006 and October 2006.

The specific language from License Agreement D is set forth below.

“LICENSEE shall pay to MoSys the following amount of non-refundable, non-cancelable Prepaid Royalty to be credited against the royalties which are due to MoSys according Section 3 Per Unit Royalty below. The Prepaid Royalty shall be paid in full and due as follows: US$500,000 net 60 days from execution of the Agreement.”

The guidance under SAB Topic 13.A.3.f, footnote 36 states: “The staff believes that the vendor activities associated with the up-front fee, even if considered a deliverable to be evaluated under EITF Issue 00-21, will rarely provide value to the customer on a standalone basis.”

The obligation to obtain silicon qualification was unrelated to the up-front payment.  Under License Agreement D, the licensee also paid us for other performance.  We did not recognize those payments as prepaid royalties up-front.  The obligation to obtain silicon qualification related to such other performance.

•                  We see your statement as part of your response to our prior comment 2 that “[You] classify post-production royalties within reported royalty revenues because the revenue is directly tied to the licensee’s use of [your] technology in their currently shipping commercial products.”  Based upon this classification, it appears that post-production royalties would be recorded over the term of the agreements as earned, please tell us how this is consistent with your determination that the $450,000 and $500,000 should be recognized up-front.

These amounts are discussed above with respect to License Agreements B, C and D.  As stated above, we recognized these royalties up-front because we deemed that the earnings process had culminated in each case.  The timing of our revenue recognition is distinct from our determination whether to classify the revenue as license fees or royalties.  Any payment we received before the licensee successfully incorporates our licensed technology and commences commercial production, we classify as license fees.  Once the licensee achieves successful incorporation of our licensed technology and commences commercial production, we generally classify the payments we receive as royalty revenue. The up-front royalty payments we received under License Agreement B, C and D were classified as royalty revenue because in each case, the licensee had successfully incorporated the licensed technology and commenced commercial production by the time it made the payment to us.

3.               Refer to our prior comment 2.  We note that nearly 17% of the revenue was derived from prepaid royalties in 2006 and none in 2007.    Please discuss, in future filings, significant components of revenue, any known trends or uncertainties, and significant increase or decrease of revenues. Please refer to Item 303(a)(3) of Regulation S-K.  Consider providing further clarification regarding the nature of the fees in future filings.  For example, consider explaining, as you did in your response that what you refer to as pre-production prepaid royalties are reported as license revenue because they are paid as part of the initial license fee and not with respect to products being produced by the licensee and that you classify post-production royalties within reported royalty revenues because the revenue is directly tied to licensees’ use of our technology in their currently shipping commercial products.

In future filings, we will discuss significant components of revenues, any known trends or uncertainties, and significant increase or decreases of revenues as referenced in Item 303(a)(3) of Regulation S-K. We will also disclose that pre-production prepaid royalties are reported as license revenue because they are paid as part of the initial license fee and not with respect to products being produced by the licensee and that we classify post-production royalties within reported royalty revenues because the revenue is directly tied to licensees’ use of our technology in their currently shipping commercial products.

Sincerely,

/s/ James W. Sullivan

James W. Sullivan
Chief Financial Officer
MoSys, Inc.

cc: Joyce Goto